Exhibit 16.1

KPMG LLP

Suite 1400

2323 Ross Avenue

Dallas, TX 75201-2721

May 16, 2024

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for EnLink Midstream, LLC and subsidiaries (EnLink Midstream LLC), and under the date of February 21, 2024, we reported on the consolidated financial statements of EnLink Midstream, LLC as of and for the years ended December 31, 2023 and 2022 and the effectiveness of internal control over financial reporting as of December 31, 2023. On May 15, 2024, we resigned.

We have read EnLink Midstream LLC’s statements included under Item 4.01 of its Form 8-K dated May 16, 2024, and we agree with such statements, except that we are not in a position to agree or disagree with any of EnLink Midstream, LLC’s statements in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP

KPMG LLP